

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2020

By E-Mail

Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001-8602

  Re: Corelogic, Inc.
    Soliciting Materials filed pursuant to Rule 14a-12
    Filed on August 4, 2020
    File No. 001-13585

Dear Mr. Arcano:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials

1. Please provide us your analysis for your apparent reliance on Rule 14a-12 for this filing. We note that you refer to filing a proxy statement for the special meeting, which would be subsequent to the possible success of the current solicitation.

2. Please ensure that you remove doubt expressed by your use of the phrase "may be deemed" (slide 2) from whether the company, its directors and officers are participants in the solicitation. See instruction 3 to Item 4 in Schedule 14A.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

- That you "have delivered <u>exceptional</u> financial and operational results over time…" (emphasis added; slide 3)

- That your financial metrics now "match higher-multiple information peers." (slide 3)

- That your "…results are being recognized by the market, as research analysist have significantly increased price targets and commented on how CoreLogic is poised for a re-rating of its stock." (slide 3)

- That the "Cannae/Black Knight consortium …took a lot of value that should have gone to [Dun & Bradstreet] shareholders…" (slide 4). In this respect, we note that the D&B initial public offering took place several months after the consortium acquired the company.

- The three entries under the last bullet point on slide 8.

4. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- That "Senator/Cannae have pursued stealth accumulations and flooded the market with misleading statements and specious attacks" and "…have launched a misinformation campaign." (slide 3)

- The use of quotation marks on the word independent on slide 9 when referring to Mr. Martire's membership on the board of directors of Cannae.

- That "Each 1x of multiple expansion adds ~$7/share to [your] stock price." (slide 12)

5. Please tell us what are the four mega wins you reference on slide 5.

6. Please provide us supplemental support for your disclosure in the third and fourth bullet points on slide 7 and for the second entry under the first bullet point on slide 8.

7. Please provide us supplementally the analyst reports referenced on slide 10.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions